Confidential Treatment Requested by Dingdong (Cayman) Limited

Pursuant to 17 C.F.R. Section 200.83

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong

Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

May 21, 2021

CONFIDENTIAL

Aamira Chaudhry, Staff Accountant

Lyn Shenk, Accounting Branch Chief

Daniel Morris, General Attorney

Mara Ransom, Assistant Director

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dingdong (Cayman) Limited

Draft Registration Statement on Form F-1

Confidentially Submitted April 16, 2021

CIK No. 0001854545

Dear Ms. Chaudhry, Mr. Shenk, Mr. Morris, and Ms. Ransom:

On behalf of our client, Dingdong (Cayman) Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 14, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 16, 2021 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company has included in the Revised Draft Registration Statement (i) its unaudited interim condensed consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2020 and 2021, and (ii) other recent developments. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement. The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

PARTNERS:     Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | David G. Harrington8 | Karen K.Y. Ho | Damian C. Jacobs6 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan8 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Fergus A. Saurin6 | Richard C.C. Sharpe | Jesse D. Sheley# | Li Chien Wong | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:     Gautam Agarwal6 | Joseph R. Casey10 | Michelle Cheh7 | Daniel Dusek3 | James A. Hill6 | Ju Huang3 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Daniel A. Margulies6 | Bo Peng9 | Wenchen Tang3 | Liyong Xing3 | Jiayuan Yu3 | David Zhang3

ADMITTED IN:     1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Victoria (Australia); 8 New South Wales (Australia); 9 State of Georgia (U.S.A.); 10 State of California (U.S.A.); # non-resident

Austin    Bay Area    Beijing    Boston    Chicago    Dallas    Houston    London    Los Angeles    Munich    New York    Paris    Shanghai    Washington, D.C.

Confidential Treatment Requested by Dingdong (Cayman) Limited

Pursuant to 17 C.F.R. Section 200.83

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIALITY
May 21, 2021
Page 2

Our Mission, page 1

1.	Please provide the basis for your claims that you provide “first-in-class user experience.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 100 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

2.	Please revise page 1 and elsewhere, as applicable, to precede disclosure of GMV with disclosure of your revenues to avoid giving undue prominence to this metric.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 70, 99 of the Revised Draft Registration Statement.

Corporate History and Structure, page 6

3.

Please revise your introductory paragraph to clarify that investors will own shares in a holding company that has no material operations of its own and does not directly own all of its operations in China. Also, please briefly disclose in this section the significant restrictions on payment of dividends imposed under PRC law and disclose the circumstances under which the funds of your subsidiaries are distributable as cash dividends to you.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Draft Registration Statement.

Conventions Which Apply to This Prospectus, page 8

4.

We note your definition of GMV represents the total value of all orders placed, regardless of whether the products are sold or delivered. Please tell us why you believe it is meaningful to include orders placed that were not sold or delivered. Please also tell us how a placed order would not be sold or delivered. Additionally, please explain the difference between GAAP revenue and GMV.

The Company respectfully advises the Staff that the Company calculates GMV based on the listed discounted prices of orders placed on Dingdong Fresh, without taking into consideration of any discounts through coupons, and GMV excludes the shipping fees charged to its users and any orders that are returned or not delivered by all means. The Company has revised the disclosure on page 8 of the Revised Draft Registration Statement to clarify such explanation.

Confidential Treatment Requested by Dingdong (Cayman) Limited

Pursuant to 17 C.F.R. Section 200.83

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIALITY
May 21, 2021
Page 3

The Company respectfully advises the Staff that the differences between GMV and product revenues are (i) value-added taxes (included in GMV but excluded from the product revenues), and (ii) discounts through coupons (not deducted when calculating GMV but deducted when calculating the product revenues). Membership fees, shipping fees and other service fees are recognized as service revenues, which are not included in the calculation of GMV.

Any lack of requisite approvals, licenses, permits or filings..., page 24

5.

Clarify why you have registered some of your regional processing centers and frontline fulfillment stations, even though you also state that you do not believe you are required to do so. Quantify the number of such centers and stations, to put this risk in context.

The Company respectfully advises the Staff that, as of the date of this response letter, it has registered 206 regional processing centers and frontline fulfillment stations for the convenience of communicating with relevant local authorities and efficiency of its business operation, and the Company has revised the disclosure on page 25 of the Revised Draft Registration Statement to clarify this point.

The defects in certain leased property interests, page 31

6.

We note that you are still in the process of applying for certain necessary licenses and permits. We also note that you have not registered all of your lease agreements. Please disclose when you expect to be in compliance with relevant regulatory requirements and, if the amounts at issue are material to your operations, whether you may be subject to retroactive penalties and sanctions for non-compliance.

The Company respectfully advises the Staff that it is currently working on obtaining fire control registrations and lease agreements registrations for its leased properties. While both registrations require cooperation of the lessors of relevant leased premises, which is beyond the Company’s control, it is difficult for the Company to estimate a clear time frame for being fully compliant with relevant regulatory requirements. The Company has revised the disclosure on pages 31 and 32 of the Revised Draft Registration Statement accordingly.

The Company respectfully advises the Staff that the lease contracts entered into by the Company and the lessors usually contain representations taken by the lessors that fire safety related issues of the leased premises are in compliance with relevant laws and regulations. In the event that the lessor fails to perform the fire protection procedures, including obtaining the fire control registrations for the leased premises, and thereby causes losses to the Company, the Company can require the lessor to bear the liability for breach of contracts. In addition, the Company further advises the Staff that, the Company’s frontline fulfillment stations in a single region are widely located and large in number. In the event that any individual frontline fulfillment station can no longer be used due to failure of obtaining fire control registrations, the Company will be able to mobilize other frontline fulfillment stations in such region and its warehousing and fulfillment in such region will not be materially adversely affected.

Confidential Treatment Requested by Dingdong (Cayman) Limited

Pursuant to 17 C.F.R. Section 200.83

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIALITY
May 21, 2021
Page 4

Furthermore, as advised by the Company’s PRC legal advisor, failure to register any lease agreements may expose the Company to potential fines only if the Company fails to remediate after receiving any notice from the relevant PRC government authorities, and as of the date of this response letter, the Company has not been ordered by any relevant government authorities to register the lease agreements or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities. The Company undertakes that once it is ordered by relevant governmental authorities to rectify within a prescribed period of time, it will remediate within such period as required.

Considering the above, the Company does not believe either failure to obtain fire control registrations or failure to register lease agreements is material to its operations.

We face risks related to natural disasters, page 32

7.

We note conflicting disclosure regarding the effect of the coronavirus pandemic on your operations. On one hand, we note disclosure at pages 32 and 71 that you “could” or “may be” adversely affected by COVID-19. On the other hand, you cite the pandemic as a reason for your nearly 200% growth in revenues in 2020. While your disclosure would not seem to be irreconcilable, please revise to provide a more detailed discussion of the effect of the pandemic upon your historical operations. Also, please update your disclosure to discuss future prospects as local and world economies re-open after the end of the pandemic, including the possibility that demand for online groceries may wane and that inflation may rise as government stimulus and customer demand threatens to increase the prices of goods and services.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 32 and 33 of the Revised Draft Registration Statement. In addition, the Company respectfully advises the Staff that inflation in China has not materially affected the Company’s financial condition or results of operations. According to the PRC National Bureau of Statistics, the year-over-year percentage changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively, and in the first quarter of 2021, the consumer price index maintained the same level of growth as the previous year. As the pandemic had been significantly contained in China starting from the second quarter of 2020, the Company believes that the possibility of its business operations being adversely affected by rising inflation after the end of the COVID-19 pandemic is relatively low. Please also refer to “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Inflation.”

Risks Relating to Doing Business in China, page 36

8.

Revise your risk factors to disclose the risk of regulations relating to restrictions on foreign investments for companies with operations in China generally and as applied to Value-Added Telecommunications Businesses. While you discuss those regulations on pages 120-121, you do not address how those regulations apply to you and your business. In this regard, we note that you have not opted to utilize a variable interest entity structure that has been adopted by many companies with operations in China to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Please revise or advise.

Confidential Treatment Requested by Dingdong (Cayman) Limited

Pursuant to 17 C.F.R. Section 200.83

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIALITY
May 21, 2021
Page 5

The Company respectfully advises the Staff that it currently provides its users with fresh groceries through its self-operated platform, Dingdong Fresh, without involving any third-party merchants, and therefore it currently does not engage in any value-added telecommunication businesses. However, the Company may in the future further expand its business by introducing third-party merchants on its mobile app and WeChat mini program, and serve as an online marketplace through which such third-party merchants offer products to customers. To that end, Shanghai 100m, one of the Company’s PRC subsidiaries, has successfully obtained a license for provision of online data processing and transaction processing business, or the EDI License, for the Company’s future business plans. The Company further advises the Staff that, according to the relevant PRC laws and regulations, foreign investors are allowed to own 100% of equity interest in a company operating online data processing and transaction processing businesses (operating e-commerce business). Therefore, the Company is not subject to foreign investment restrictions and it is not necessary for the Company to utilize a variable interest entity structure for operating e-commerce business and holding an EDI License. The Company has revised the disclosure on page 126 of the Revised Draft Registration Statement to clarify this point.

Our dual-class voting structure will limit your ability to influence, page 46

9.

Please revise this risk factor heading to prominently disclose that your chief executive officer and founder will retain significant voting control of the company. In addition, please revise your ensuring risk factor disclosure with respect to your dual class structure to discuss:

•

that a dual-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity, and may adversely affect public sentiment;

•	that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders;

•	the votes per share which each share of Class A and Class B ordinary shares are entitled; and

•	the impact, if any, of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power.

In response to the Staff’s comment, the Company has revised the disclosure on pages 47, 48 and 155 of the Revised Draft Registration Statement.

Confidential Treatment Requested by Dingdong (Cayman) Limited

Pursuant to 17 C.F.R. Section 200.83

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIALITY
May 21, 2021
Page 6

The Company respectfully advises the Staff that it does not expect the conversion of Class B ordinary shares to dilute the voting power of the existing holders of Class A ordinary shares, as the Company anticipates that each Class B ordinary share will be entitled to more than one vote.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our ability to effectively invest in our fulfillment infrastructure and technology, page 71

10.

You state that you have established 40 regional processing centers in 14 cities in China and established over 950 frontline fulfillment stations in 29 cities as of March 31, 2021. Please revise to clarify what you mean by the term “established” and whether it means own and operate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 72, and 116 of the Revised Draft Registration Statement.

Business, page 94

11.

Please discuss your expansion efforts into new products and markets (i.e., lower tier cities) and the challenges related to competition, pricing, product selection, profit margins, regulatory issues and marketing in these new markets. For example, it is unclear whether new product offerings are expected to sacrifice profitability in order to generate sufficient market share, and whether you will aggressively abandon products or locations if they do not achieve desired results in a short time period. Also, please explain how you determine whether the “order density” is sufficient for you to maintain operations in a market.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Revised Draft Registration Statement.

Key Operating Metrics, page 97

12.

We note the graphic entitled “Average Spending per Transacting User/Member” on page 98. For additional context, please revise the narrative discussion under this graphic to disclose the average dollar amount per user per order for members as compared to nonmembers as well as the retention rates for your members.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the graphic entitled “Average Spending per Transacting User/Member” is to demonstrate that average spending per transacting member in a given period is meaningfully higher than average spending per all transacting users during the same period, showing the significance of our members in terms of GMV contribution. The Company has revised the disclosure on page 102 of the Revised Draft Registration Statement to include monthly average spending per transacting member in 2019 and 2020 in the narrative discussion and a qualitative comparison against that for all transaction users.

Confidential Treatment Requested by Dingdong (Cayman) Limited

Pursuant to 17 C.F.R. Section 200.83

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIALITY
May 21, 2021
Page 7

The Company further advises the Staff that it does not intend to disclose the actual dollar amount per user per order for members or non-members because firstly, it believes that the information in the graphic and the current disclosure is consistent with comparable public companies in e-commerce industry and sufficient to enable investors to understand the importance of Dingdong membership to the Company and make decisions as to whether to invest in the Company’s securities. Secondly, such information is commercially sensitive and the Company’s competitors could exploit such information to gain unfair advantages over the Company and to the detriment of the Company and its shareholders.

In addition, the Company respectfully advises the Staff that it does not view retention rates to be a key indicator of the Company’s business performance. Rather, it views repurchase rates as a more relevant indicator because significantly all of its revenues were generated from product sales instead of membership fees. The Company has revised the disclosure on page 113 of the Revised Draft Registration Statement to include repurchase rates for users who have purchased Dingdong membership in the narrative discussion.

Highly Scalable Business Model, page 102

13.	Please revise to explain the meaning of the term “consumption upgrading” and why you believe it is currently accelerating in China.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Revised Draft Registration Statement.

Dingdong Membership, page 109

14.

Given the significance of member-generated revenue to your business model, please expand your discussion of your membership program. In this regard, please describe the subscription framework, monthly or annual fees, if any, and the value of the discounted shipping arrangements, product offerings, and other benefits available to members.

In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Revised Draft Registration Statement.

Procurement, page 110

15.

You disclose on page 110 that two of your competitive strengths are your sourcing and procurement capabilities. Please provide further detail about how your products are sourced, the terms of your material agreements (including how they can be terminated), and whether they are exclusive. Also, please discuss the costs incurred by farmers to comply with your D-GAP agricultural practices. File any material agreements related to sourcing and procurement with your next amendment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and 116 of the Revised Draft Registration Statement. The Company also confirms with the Staff that no single supplier accounted for over 10% of its procurement costs in 2019 or 2020 and there is no material agreement related to sourcing and procurement that needs to be filed.

Confidential Treatment Requested by Dingdong (Cayman) Limited

Pursuant to 17 C.F.R. Section 200.83

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIALITY
May 21, 2021
Page 8

Self-Branded Products, page 111

16.

Please revise to disclose the costs to you of launching private label products and whether you intend to launch additional self-branded products in the future. To the extent material, quantify the significance of your private label products to your revenues, describe the material terms of your agreements to produce and distribute these products, and file the agreements as exhibits.

In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and 116 of the Revised Draft Registration Statement. The Company also confirms with the Staff that revenues from private label products in 2020 accounted for a relatively small portion of its total revenues and there is no material agreement related to produce and distribute private label products that needs to be filed.

Quality Control, page 114

17.

You disclose on page 70 that your online store offers more than 12,500 SKUs. Please provide additional disclosure here and at page 114, as appropriate, about the qualifications and capacity of your quality control team to conduct inspections of hundreds of different types of food products and daily necessities throughout China. Also, we note your disclosure on page 17 about several cases of sub-par products being sold on your site. Please revise this section to disclose defect percentage rate, if material.

In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Revised Draft Registration Statement. The Company also confirms with the Staff that it detected and remedied 10 cases of sub-par products in 2020 which it believes is not material.

Technology, page 115

18.

We note disclosure that your technology such as digitalization and artificial intelligence provides your most significant competitive advantage. Please revise this section to provide additional disclosure regarding the capacity and specific expertise of your engineering team. Also, explain whether, and to what extent, your technology consists of modified commercial products, new in-house applications created by your employees and contractors, or a combination of both.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Revised Draft Registration Statement.

Management, page 137

19.	Please revise to provide Mr. Ding’s professional biography for the most recent five year period.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Revised Draft Registration Statement.

* * *

Confidential Treatment Requested by Dingdong (Cayman) Limited

Pursuant to 17 C.F.R. Section 200.83

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIALITY
May 21, 2021
Page 9

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

Enclosure

c.c.	Changlin Liang, Chief Executive Officer

Le Yu, Chief Strategy Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Alfred Yin, Partner, Ernst & Young Hua Ming LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP